Exhibit 12

UNION TANK CAR COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

		For the Year Ended December 31,
	Line number	2007		2006		2005		2004		2003
Income Available for Fixed Charges:

Income from continuing operations	1	$236,080		$197,068		$201,050		$142,646		$69,754

Provision for federal income taxes and foreign taxes	2	115,439		110,986		53,337		75,073		35,653

Provision for state income taxes	3	15,173		3,580		3,099		6,711		3,325

Fixed charges (line 8)	4	136,137		112,504		109,182		99,576		96,516

Income available for fixed charges	5	$502,829		$424,138		$366,668		$324,006		$205,248

Fixed Charges:

Interest expenses (including amortization of debt discount) as shown on the consolidated statements of income	6	$119,619		$95,598		$87,675		$74,796		$71,840

Add interest portion of rent expense	7	16,518		16,906		21,507		24,780		24,676

Total fixed charges	8	$136,137		$112,504		$109,182		$99,576		$96,516

Number of times fixed charges were earned (line 5/line 8)		3.69	x	3.77	x	3.36	x	3.25	x	2.13	x